

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via E-Mail
Alan D. Gold
Chief Executive Officer
BioMed Realty Trust, Inc.
BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, CA 92128

> **Re: BioMed Realty Trust, Inc.**
> **BioMed Realty, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 001-32261 and File No. 000-54089**

Dear Mr. Gold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 9, 2012

General

1. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

2. Please advise us whether management considers net operating income and/or

same store net operating income key performance indicators. We may have further comments.

Redevelopment/Development Properties, page 40

3. In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding costs incurred to date.

4. In future filings please expand your disclosure to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

Lease Expirations, page 41

5. In future Exchange Act periodic filings, please include the number of tenants whose leases will expire in each period in your lease expirations table.

6. We note the amount of leased square feet and annualized base rent per square foot that is expiring in 2012. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Results of Operations, page 46

7. In future Exchange Act periodic reports, please discuss leasing results for the prior period that include tenant improvement costs, leasing commissions and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated.

8. In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents.

9. We note your table on page 47 that discusses rental revenues. In future Exchange Act periodic reports, please disclose how tenant concessions, such as free rent, have affected rental revenues.

10. We note your disclosure of historical financial information for same properties. In future filings, please accompany this disclosure with same store occupancy trends and same store average rent trends, as adjusted for leasing incentives.

Funds from Operations, page 58

11. We note that you do note reconcile FFO to net income for the year ended December 31, 2009. In future Exchange Act periodic filings, in your reconciliation of FFO to net income, please include the periods covered in the income statements.

Consolidated Statements of Cash Flows, page 71

12. It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2011 and 2010 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief